SEC FILE NUMBER
                                                                          0-6664
FORM 12b-25          U.S. SECURITES AND EXCHANGE COMMISSION         CUSIP NUMBER
                             WASHINGTON, D.C. 20549                    482724200


                           NOTIFICATION OF LATE FILING


                                   (Check One)

         __X__ Form 10-K _____ Form 11-K _____ Form 20-F _____ Form 10-Q

                         For Period Ended: June 30, 1998

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                             -------------------


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PART I - REGISTRANT INFORMATION
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Full Name Of Registrant
      K-tel International, Inc.


Former Name If Applicable


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Address of Principal Executive Office (Street and Number)
      2605 Fernbrook Lane North


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City, State and Zip Code
      Minneapolis, Minnesota  55447-4736


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PART II - RULES 12b-25 (b) AND (c)
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      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III on this form could not be eliminated without unreasonable effort or expense;

      (b)   The Subject annual report/portion thereof will be filed on or before
[X] the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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      State below in reasonable detail the reasons why the Form 10-K, 20-F or
      10-Q, or portion thereof, could not be filed within the prescribed time period.

      Financial information from material foreign subsidiaries for the quarter ended June 30, 1998 were not received in sufficient time to consolidate the financial results of the Company and file the 10-K by the prescribed date.

      (Attached Extra Sheets if Needed) See Attached
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PART IV - OTHER INFORMATION
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      (1)   Name and telephone number of person to contact in regard to this notification


            Corey Fischer                  818                  223-4251
      -------------------------        -----------         ------------------
               (NAME)                  (AREA CODE)         (TELEPHONE NUMBER)

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      (2)   Have all other periodic reports required
            (under Section 13 or 15(d) of the
            Securities Exchange Act of 1934) during the
            preceding 12 months (or for such shorter
            period that the registrant was required to    __X__ YES  _____ NO
            files such reports) been filed? If answer
            is no, identify report(s)
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      (3)   Is it anticipated that any significant
            change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            If so, attach an explanation of the           __X__ YES  _____ NO
            anticipated change, both narratively and
            quantitatively, and, if appropriate, state
            the reasons why a reasonable estimate of
            the results can not be made.
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                            K-tel International, Inc.
                            -------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

            has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

            Date  September 28, 1998            By  /s/ Corey Fischer
                 ------------------------          ------------------------

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

                            Attachment to form 12b-25

                            K-tel International, Inc.

                       For the period ended June 30, 1998





Part IV - Other information


(3) Consolidated net sales for the year ended June 30, 1998 are estimated at $85,626,000 with an estimated operating loss of $2,500,000 and an estimated net loss of $2,400,000 or $.31 per basic and diluted share. Consolidated net sales for the prior year were $75,501,000 with operating income of $3,582,000 and net income of $3,204,000 or $.43 per basic and $.41 per diluted share.